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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                        AMENDMENT NO. 1 TO SCHEDULE 13E-3

                                 (RULE 13e-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     SPIROS DEVELOPMENT CORPORATION II, INC.
                              (Name of the Issuer)

                           DURA PHARMACEUTICALS, INC.
                     SPIROS DEVELOPMENT CORPORATION II, INC.
                      (Name of Person(s) Filing Statement)

                CALLABLE COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  848936 10 0
                      (CUSIP Number of Class of Securities)

                                  CAM L. GARNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553

                               DAVID S. KABAKOFF
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     SPIROS DEVELOPMENT CORPORATION II, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications on
                      Behalf of Person(s) Filing Statement)

                              ---------------------

                                   Copies to:
FAYE H. RUSSELL                         JOSEPH J. GIUNTA
RICHARD S. CHERNICOFF                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BROBECK, PHLEGER & HARRISON LLP         300 SOUTH GRAND AVENUE
12390 EL CAMINO REAL                    LOS ANGELES, CALIFORNIA  90071-3144
SAN DIEGO, CALIFORNIA  92130            (213) 687-5000
(858) 720-2500

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. /X/ The filing of a registration statement under the Securities Act of 1933.
c. / / A tender offer.
d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                            CALCULATION OF FILING FEE
         Transaction Valuation (1) $87,978,620 Amount of Filing Fee: $17,596

/X/      Check box if any part of the fee is offset as provided by Rule
11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

         Amount Previously Paid: $16,391(2) Filing Parties: Dura
Pharmaceuticals, Inc.

         Form or Registration No.: 333-35512 Schedule Date Filed: April 25, 2000

                              ---------------------

         (1) Estimated solely for the purpose of determining the filing fee in accordance with Exchange Act Rule 0-11(b), based on the average of the high and low prices for shares of the Issuer as reported by The Nasdaq Stock Market on April 18, 2000.

         (2) Represents the fees paid by Dura Pharmaceuticals, Inc. in connection with the filing of its registration statement on Form S-4 on April 25, 2000.

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                                  INTRODUCTION


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") by Dura Pharmaceuticals, Inc. ("Dura") and Spiros Development Corporation II, Inc. ("Spiros Corp. II") with respect to a proposed merger of Starfish Acquisition Corp., Inc., a wholly owned subsidiary of Dura, into Spiros Corp. II.

ITEM 1.  SUMMARY TERM SHEET.

         Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS. The information set forth under the caption "SUMMARY--The companies" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) SECURITIES. The information set forth under the caption "THE SPECIAL MEETING" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c) TRADING MARKET AND PRICE. The information set forth under the caption "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (d) DIVIDENDS. The information set forth under the caption "SUMMARY--Market price and dividend information" in the Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (e) PRIOR PUBLIC OFFERINGS. The information set forth under the caption "DESCRIPTION OF OUR BUSINESS--Overview" in the Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (f) PRIOR STOCK PURCHASES. Not applicable

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) NAME AND ADDRESS. The information set forth on the Form S-4 cover page to the Proxy Statement/Prospectus and under the captions "ELECTION OF DIRECTORS", "SECURITY OWNERSHIP OF MANAGEMENT" and "EXECUTIVE OFFICERS" in Dura's Proxy Statement on Schedule 14A dated April 19, 2000 incorporated by reference in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. In addition, Spiros Development Corporation II, Inc., the subject company, is located at 7475 Lusk Boulevard, San Diego, California 92121 and their business phone number is (858) 457-2553. The information set forth under the captions "ELECTION OF DIRECTORS", "SECURITY OWNERSHIP OF MANAGEMENT" and "EXECUTIVE OFFICERS" in Spiros Corp. II's Form 10-K for the year ended December 31, 1999 incorporated by reference in this Schedule 13E-3 is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) BUSINESS AND BACKGROUND OF ENTITIES. The information set forth under the caption "SUMMARY--The companies" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

         (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth under the captions "ELECTION OF DIRECTORS" and "EXECUTIVE OFFICERS" in Dura's Proxy Statement on Schedule 14A dated April 19, 2000 and Spiros Corp. II's Form 10-K for the year ended December 31, 1999 incorporated by reference in this Schedule 13E-3 is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)   Not applicable.

         (a)(2) (i) The information set forth under the caption "SUMMARY--The merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                (ii) The information set forth under the caption
"SUMMARY--The merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


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                (iii) The information set forth under the captions "SPECIAL
FACTORS--Recommendation of our board of directors; our reasons for the merger; fairness of the merger" and "SPECIAL FACTORS--Dura's reasons for the merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                (iv) The information set forth under the captions
"SUMMARY--Vote required of our stockholders" and "THE SPECIAL MEETING" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                (v) The information set forth under the captions
"SUMMARY--Comparison of rights of Dura's stockholders and our stockholders" and "THE MERGER--Comparison of rights of Dura's stockholders and our stockholders" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                (vi) The information set forth under the captions
"SUMMARY--Accounting treatment" and "THE MERGER--Accounting treatment and future reporting" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

                (vii) The information set forth under the captions "SUMMARY--The merger will be a taxable transaction" and "THE MERGER AGREEMENT--Federal income tax considerations" in the Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c) Not Applicable.

         (d) The information set forth under the captions "SUMMARY--Dissenters' rights" and "RIGHTS OF DISSENTING STOCKHOLDERS" in the Proxy
Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (e) The information set forth under the captions "THE SPECIAL MEETING" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (f) The information set forth under the caption "SUMMARY--Stock exchange listing" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)(1) TRANSACTIONS. The information set forth under the captions "THE MERGER--Relationship between us and Dura", "RELATED PARTY TRANSACTIONS" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Proxy/Statement Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (a)(2)Not Applicable

         (b)(1)-(6) The information set forth under the caption "SPECIAL FACTORS--Background of the merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

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         (c) The information set forth under the caption "SPECIAL
FACTORS--Background of the merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

         (e) The information set forth under the captions "SUMMARY--The merger," "THE MERGER--Relationship between us and Dura," "THE MERGER AGREEMENT" and "DESCRIPTION OF THE WARRANTS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth under the caption "THE MERGER" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c)(1) The information set forth under the caption "THE MERGER" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c)(2)   Not applicable.

         (c)(3) The information set forth under the caption
"SUMMARY--Unaudited pro forma condensed consolidated financial data" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c)(4) The information set forth under the caption "SPECIAL FACTORS--Purposes of the merger and plans or proposals" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c)(5) Not applicable.

         (c)(6) The information set forth under the caption "SPECIAL FACTORS--Purposes of the merger and plans or proposals" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c)(7) The information set forth under the caption "SPECIAL FACTORS--Purposes of the merger and plans or proposals" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c)(8) The information set forth under the caption "SPECIAL FACTORS--Purposes of the merger and plans or proposals" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth under the caption "SPECIAL
FACTORS--Purposes of the merger and plans or proposals" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the caption "SPECIAL FACTORS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

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         (c) The information set forth under the caption "SPECIAL FACTORS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (d) The information set forth under the captions "THE MERGER AGREEMENT" and "SUMMARY--Unaudited pro forma condensed consolidated financial data" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information set forth under the caption
"SUMMARY--Recommendation of the special committee and our board of directors" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the caption "SPECIAL FACTORS" in the Proxy Statement Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3

         (c) The information set forth under the caption "SUMMARY--Vote required of our stockholders" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

         (d) The information set forth under the caption "SPECIAL FACTORS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (e) The information set forth under the caption
"SUMMARY--Recommendation of the special committee and our board of directors" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) The information set forth under the captions "SUMMARY--Opinion of our financial advisor," "SPECIAL FACTORS--Opinion of SG Cowen Securities Corporation" and "SPECIAL FACTORS--Opinion of Merrill Lynch Pierce Fenner & Smith Incorporated" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b)(1)-(6) The information set forth under the caption "SPECIAL FACTORS--Opinion of SG Cowen Securities Corporation" and "SPECIAL
FACTORS--Opinion of Merrill Lynch Pierce Fenner & Smith Incorporated" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c) The information set forth under the caption "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth under the caption "SUMMARY--The merger" and "THE MERGER--Dura's funding of the merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

         (b) The information set forth under the captions
"SUMMARY--Conditions to the merger" and "THE MERGER AGREEMENT--Conditions to the merger" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (c) The information set forth under the caption "THE MERGER--Expenses" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (d) Not applicable.


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ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth under the captions "OUR PRINCIPAL STOCKHOLDERS" and "SECURITY OWNERSHIP OF OUR MANAGEMENT" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) Not applicable.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d) The information set forth under the captions "THE SPECIAL MEETING--Voting by our directors and executive officers and Dura" and "RELATED AGREEMENTS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (e) The information set forth under the captions "SPECIAL FACTORS" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 13.  FINANCIAL STATEMENTS.

         (a) The information set forth under the caption "SUMMARY--Selected historical financial data" and the information set forth under the caption "FINANCIAL STATEMENTS--SPIROS DEVELOPMENT CORPORATION II, INC." in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) The information set forth under the caption "SUMMARY--Unaudited pro forma condensed consolidated financial data" and the information set forth under the caption "FINANCIAL STATEMENTS--UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth under the caption "THE SPECIAL MEETING" in the Proxy Statement/Prospectus is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (b) Not applicable.

ITEM 15.  ADDITIONAL INFORMATION.

         (b) Not applicable.

ITEM 16.  EXHIBITS.

         (a)(1)-(5) The Proxy Statement/Prospectus included within the SEC Registration Statement on Form S-4 of Dura filed with the SEC on April 25, 2000 (Registration No. 333-35512) (incorporated herein by reference to Dura's Registration Statement on Form S-4 filed with the SEC on April 25, 2000 (Registration No. 333-35512)).

         (b) Not applicable.

         (c) Opinion of SG Cowen Securities Corporation dated March 20, 2000 (incorporated herein by reference to Annex B to the Proxy Statement/Prospectus) and SG Cowen board presentation filed as exhibit 99.1 hereto and received by the special committee at its meeting on March 20, 2000 conformed to reflect comments made at or prior to the time of such meeting. Opinion of Merrill Lynch Pierce Fenner & Smith Incorporated dated March 20, 2000 (incorporated herein by reference to Annex C to the Proxy Statement/Prospectus) and Merrill Lynch board presentation filed as exhibit
99.2 hereto.

         (d) Not applicable.

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         (f) The Proxy Statement/Prospectus included within the Registration
Statement on Form S-4 of Dura filed with the SEC on April 25, 2000 (Registration No. 333-35512) (incorporated herein by reference to Dura's Registration Statement on Form S-4 filed with the SEC on April 25, 2000 (Registration No. 333-35512)).

         (g) Not applicable.

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                                   SIGNATURES


         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                           DURA PHARMACEUTICALS, INC.


                           By: /s/ John R. Cook
                               ------------------------------------------------
                               Name:  John R. Cook
                               Title: Vice President, Associate General Counsel
                                      and Secretary
                               Dated: June 16, 2000


                           SPIROS DEVELOPMENT CORPORATION II, INC.


                           By: /s/ David S. Kabakoff
                               ------------------------------------------------
                               Name:  David S. Kabakoff
                               Title: Chairman, President and Chief Executive
                                      Officer
                               Dated: June 16, 2000